350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

December 31, 2024

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds 2, Inc.
Post-Qualification Amendment on Form 1-A
Filed December 10, 2024
File No. 024-12206

Dear Mr. Regan:

We serve as counsel to Worthy Property Bonds 2, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated December 23, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 6 (“Amendment 6”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Comment #1

Amended Offering Statement on Form 1-A

Worthy Property Bond 2 Referral Program, page 55

Please reconcile the terms of the program as set forth in your offering statement with the disclosure on your website which provides in the Worthy Referral Program Fine Print that Both Referrer and Referee must own at least one purchased bond to receive a free bond.

Response: The Company has reviewed the disclosure on the Company’s website with respect to the Worthy Referral Program (as updated on October 8, 2024, and December 30, 2024), and has determined that in both cases it accurately reflects that a Referrer must hold at least one bond to be eligible to make a Referral under the Worthy Referral Program, and that a Referree need not hold any bonds in order to be eligible to receive a Referral Bond, but rather must simply open a Worthy account using the Referral link. The Company’s current Offering Statement is consistent with the foregoing.

Comment #2

Worthy Property Bonds 2 Rewards Program, page 57

We note your revisions in response to prior comment 5 and your disclosure that the investor offers... are listed in detail on a link on the Company’s website. Please further revise to include all details of investor offers in your offering statement, including the terms of your agreements with marketing partners and a clear description of the consideration to be provided by investors. Please reconcile your disclosure in the offering statement that such prospective new investors do not have to purchase a Worthy Property 2 Bond to receive a Reward Bond with the information on your website which continues to state that when a new user referred by an existing user (or marketing partner link) opens a Worthy account for the first time and completes their first bond purchase a free, $10 bond will be awarded to the new customer’s account. Also, if it is your intent in this offering, please explain how offering securities with future marketing partners or at future tradeshows, industry and promotional events, educational workshops, and webinars is consistent with Rule 251(d)(3)(1)(f) which requires that the offering of securities will be commenced within two calendar days after the qualification date.

Response: While, as stated in the Company’s prior response letters to the staff with respect to the Offering Circular, the Company believes the disclosure in the Offering Circular accurately reflects the terms of the Rewards Program in detail, and does not believe the Rewards Program is inconsistent with Rule 251(d)(3)(1)(f), the Company has decided to terminate the Rewards Program, and, as such, has removed references to the Rewards Program on the Company’s website and in Amendment 6.

Very truly yours,

/s/ Clint J. Gage
Clint J. Gage

CJG:sm

Enclosures